SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2019

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A.

Item

1. English translation of a letter dated March 6, 2019 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, March 6, 2019

Chairman of the Comisión Nacional de Valores

Lic. Marcos Ayerra

RE.: Report of complaint in re. “ADUC C/ Telecom Argentina S.A. according to summary proceeding” (Docket No.: 8164/2017).

Dear Sirs,

I am writing you in my capacity as Attorney in Fact of Telecom Argentina S.A. (“Telecom Argentina” or “the Company”), to inform you that on February 28 of the current year the Company was notified of the filing of a legal preventive action for the cessation of damages in the case indicated above, pending before the Lower National Commercial Court No. 17, Secretariat No. 33.

The complaint filed by the Association for the Defense of Users and Consumers (“ADUC”) is seeking for the Company to resume the “delivery to consumers of information on physical support, until SUCH CONSUMERS EXPRESSLY OPT FOR THE DELIVERY OPTION THROUGH ALTERNATIVE MEANS.” ADUC indicates that “The foregoing is requested as a collective precautionary measure, until the action on the merits is filed within the applicable legal term.”

Taking into account the nature of the requested measure, the value of said remedy is for an undetermined amount.

Telecom Argentina, with the assistance of its legal counselors, will continue to exercise the defense of its interests within the framework of this action.

Sincerely,

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney in Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: March 6, 2019	By:	/s/ Gabriel P. Blasi
		Name:	Gabriel P. Blasi
		Title:	Responsible for Market Relations